Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

16 January 2007

07020649

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per Andrew M Knox
Public Officer

PROCESSED

FEB 01 2007

THOMSON
FINANCIAL

Enc.

dlw 1/30

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Oyong Production Vessel Contract Awarded

Cue is pleased to announce that the contract for the Oyong field production vessel has been awarded to PT Pulau Kencana Raya for use of the Seagood 101 production barge.

The Oyong field is located in the Sampang PSC area, offshore East Java, Indonesia.

The Seagood 101 is being modified in Batam, Indonesia for service on the Oyong field. Modifications are underway and the vessel is expected to be in position by June 2007, to take delivery of first oil by the end of the second quarter at an estimated initial rate of 10,000 barrels of oil per day.

Participants in the Sampang PSC are:

Santos (Sampang) Pty Ltd	40.5% (Operator)
Singapore Petroleum Sampang Ltd	36%
Cue Sampang Pty Ltd	13.5%
PT Petrogas Oyong Jatim*	10%

*Subject to finalization.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

16 January 2007